

Mail Stop 4720

October 5, 2015

Mr. Julio Patricio Supervielle
Chief Executive Officer and Chairman of the Board
Grupo Supervielle S.A.
Bartolomé Mitre 434, 5th Floor
C1036AAH Buenos Aires
Republic of Argentina

> **Re: Grupo Supervielle S.A.**
> **Draft Registration Statement on Form F-1**
> **Submitted September 8, 2015**
> **CIK No. 0001517399**

Dear Mr. Supervielle:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. The establishment of an ADR facility requires registering the offer and sale of the ADSs and a legal opinion. Please file the Form F-6 and its required legal opinion on the legality of the deposited securities. The legality opinion is required to state that, in the opinion of counsel, the ADSs will, when sold, be legally issued and will entitle their holders to the rights specified in the deposit agreement and the ADR. See Item 3(d) of Form F-6.

Draft Registration Statement

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,

present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. Provide your website address.

Summary, page 1

4. To balance the disclosures under Market Opportunities and elsewhere in this Summary, please add a section summarizing the economic and political challenges in the Argentine market.

5. Please add a section for United States investors and briefly discuss: recent tax issues, such as potential taxes on dividends and sales; any fees that may be paid by U.S. ADS investors for custody or other services; and, the impact of devaluation on U.S. investors. In this regard, supplementally provide the staff what the average ROAE would have been for U S. investors during the periods cited, 2010-2014, after giving effect to the devaluations during the period.

6. Please include here, or in a new section following the Summary, selected financial data or other summary of financial condition and results for the first three quarters of 2015 or for the most recent interim date available.

The Offering

Dividends, page 11

7. Please disclose the dividends paid by Class during the last 2 years and disclose the current intentions regarding future dividends.

Risk Factors

8. Some of your risk factors make statements regarding your ability to provide assurances regarding certain events that may or may not occur. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and the likelihood of that risk impacting an investment in your securities, not your ability to provide assurances.

Our policies and procedures may not be able to detect money laundering…, page 35

9. Please revise to clarify whether you have been subject to fines or other penalties, or have suffered business or reputational harm, as a result of money laundering activities in the past.

Use of Proceeds, page 40

10. Please revise both here and in the summary section, as appropriate, to clarify any current plans, understandings or arrangements for the opening of new branches or for acquisitions, to

state the interest rate and maturity of the notes that might be redeemed and to provide specific, detailed disclosure on the use of proceeds in the next twelve months for each stated purpose quantifying, as far as practicable, the amounts that may be used for each purpose. To the extent that the anticipated proceeds will not be sufficient to fund all of the proposed purposes, also disclose the order of priority. Please refer to Item 3.C in Part I of Form 20-F.

11. Please quantify the amount of the proceeds that will be retained at the holding company level.

Special Note Regarding Forward-Looking Statements, page 41

12. Please revise your disclosure in the last paragraph to state that you do not undertake to update any forward-looking statements, unless it is required by applicable law.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Year Ended December 31, 2014, 2013 and 2012

Net Services Fee Income, page 117

13. We note that the totals for services fee income and services fee expense included in the tabular disclosure do not agree to the corresponding balances on the income statements for the year ended December 31, 2014. Please revise and make similar changes to the tabular disclosure on page 108.

Business, page 145

14. Please include a discussion of your market area that includes material demographic information and trends.

15. Provide a narrative discussion here or in your Business section of each category in your loan portfolio including:

- any risks that are unique to each category, noting which loan types are higher risk,
- the underwriting policies for the loan types, and
- the interest rate terms, fixed or variable, of your loan types.

Related Party Transactions, page 237

16. File as exhibits any material related-party agreements disclosed on pages 239-240 under the sections disclosing stock purchases and exchanges, portfolio transfers, and capital contributions and share transfers or tell us why you have not filed them and include an analysis of the requirements of Item 601(b)(10)(ii)(A) of Regulation S-K.

17. Include the purchase price for the December 12, 2014 purchase from Julio Patricio Supervielle of 635,199 shares of Cordial Microfinanzas. Refer to Item 7.B of Form 20-F.

Underwriting, page 264

18. Please revise to disclose the addresses of the entities underwriting the offering, as required by Item 9.B.1 of Form 20-F.

19. Please disclose whether the representatives of the underwriters have any present intention or understandings, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of the 180-day period. Also, briefly describe the "certain exceptions" to the lock-up agreements.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2014, 2013 and 2012

36. Summary of Significant Differences between Argentine Banking GAAP and US GAAP

I. Differences in measurement methods

b. Intangible assets – i) Differences in basis relating to purchase accounting, page F-52

20. In the third to last paragraph, we note your disclosure that the fair value of the reporting segment is estimated using discounted cash flow techniques for the purpose of goodwill impairment analysis. Please clarify for us if you use the reporting unit in your goodwill impairment analysis. If so, please revise your disclosure accordingly. If you do not, please tell us how your goodwill impairment policies are consistent with the guidance in ASC 350-20-35.

II. Additional disclosure requirements

e) Segment Reporting, page F-83

21. We note an allocation of amounts titled Distribution of Income/(Expenses) for Treasury Funds in the tabular disclosure on page F-84. Please revise to discuss how this allocation is determined and what it represents. In addition, please revise to disclose the basis of accounting for transactions between reportable segments.

You may contact H. Stephen Kim at 202-551-3291 or Mike Volley at 202-551-3437 if you have questions regarding the financial statements and related matters. You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Attorney-Advisor
Office of Financial Services

cc: Andrés de la Cruz, Esq. (V*ia E-mail*)